UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 12, 2024

Bite Acquisition Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-40055	85-3307316
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

720 N. State Street Chicago, IL	60654
(Address of principal executive offices)	(Zip Code)

(347) 685-5236
(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one share of common stock, par value $0.0001 per share and one-half of one warrant	BITE.U	NYSE American LLC

Common stock, par value $0.0001 per share	BITE	NYSE American LLC

Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	BITE WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed, on April 29, 2023, Bite Acquisition Corp., a Delaware corporation (“Bite”), Above Food Corp., a corporation organized under the laws of Saskatchewan, Canada (“Above Food”), 2510169 Alberta Inc., an Alberta corporation and a direct, wholly owned subsidiary of Above Food (“TopCo”), and Above Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of TopCo (“Merger Sub”), entered into a business combination agreement (the “Business Combination Agreement,” and transactions contemplated therein, the “Proposed Transaction”), pursuant to which Bite and Above Food agreed to combine in a business combination that will result in each of Bite and Above Food becoming a wholly owned subsidiary of TopCo. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement, a copy of which is filed as Exhibit 2.1 of the Form 8-K filed with the Securities and Exchange Commission (“SEC”) on May 4, 2023.

On March 12, 2024, Bite, Above Food, TopCo and Merger Sub entered into an amendment to the Business Combination Agreement (“Amendment No. 1”) to, among other things, (i) remove the imposition of vesting conditions on 1,100,000 TopCo Common Shares to be issued to the Sponsor at the Closing, and remove all references to the defined terms “Earnout Shares” and “Sponsor Earnout Shares,” and (ii) revise the fiscal years to be used for measuring the Adjusted EBITDA of TopCo for purposes of determining the vesting of Company Earnout Shares from the fiscal years ending January 31, 2024 and January 31, 2025 to the fiscal years ending January 31, 2025 and January 31, 2026.

The foregoing description of Amendment No. 1 does not purport to be complete and is qualified in its entirety by the terms and conditions of Amendment No. 1, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Additional Information and Where to Find It

In connection with the Proposed Transaction, TopCo filed with the SEC a preliminary proxy statement/prospectus on October 16, 2023 (as amended, the “Proxy/Registration Statement”). After the Proxy/Registration Statement is declared effective, Bite will mail a definitive proxy statement/prospectus relating to the Proposed Transaction to its stockholders. Bite stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Proxy/Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Proposed Transaction, as these materials will contain important information about Bite, Above Food, TopCo, Merger Sub and the Proposed Transaction. When available, the definitive proxy statement/prospectus will be mailed to Bite stockholders as of a record date to be established for voting on the Proposed Transaction.

Bite’s stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Bite Acquisition Corp., 720 N. State Street, Chicago, IL 60654, Attention: Alberto Ardura González or by email at alberto@biteacquisitioncorp.com.

Participants in Solicitation

Bite, Above Food, and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Bite stockholders with respect to the Proposed Transaction. Bite stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Bite in Bite’s Annual Report on Form 10-K, filed with the SEC on March 11, 2024, which is available free of charge at the SEC’s website at www.sec.gov. Additional information regarding the participants in the proxy solicitation and a description of their direct interests, by security holdings or otherwise, is set forth in the Proxy/Registration Statement and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other interested persons should read the Proxy/Registration Statement carefully before making any voting or investment decisions. These documents, when available, can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements included in this Current Report on Form 8-K that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or events that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and projections of market opportunity. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of Above Food’s and Bite’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Above Food and Bite. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company, the expected benefits of the Proposed Transaction or that the approval of the stockholders of Bite or Above Food is not obtained, any of the other conditions to closing are not satisfied or that events or other circumstances give rise to the termination of the business combination agreement relating to the Proposed Transaction; (iii) changes to the structure of the Proposed Transaction that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining the necessary regulatory approvals; (iv) the ability to meet stock exchange listing standards before and following the consummation of the Proposed Transaction; (v) the risk that the Proposed Transaction disrupts current plans and operations of Above Food as a result of the announcement and consummation of the Proposed Transaction; (vi) failure to realize the anticipated benefits of the Proposed Transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (vii) costs related to the Proposed Transaction; (viii) changes in applicable law or regulations; (ix) risks relating to the uncertainty of the projected financial information with respect to Above Food; (x) the outcome of any legal proceedings that may be instituted against Bite or Above Food; (xi) the effects of competition on Above Food’s future business; (xii) the impact of the COVID-19 pandemic on Above Food’s business; (xiii) the ability of Bite or the combined company to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Transaction or in the future; (xiv) the enforceability of Above Food’s intellectual property rights, including its copyrights, patents, trademarks and trade secrets, and the potential infringement on the intellectual property rights of others; (xv) Above Food’s ability to execute its planned acquisition strategy, including to successfully integrate completed acquisitions and realize anticipated synergies; and (xvi) those factors discussed under the heading “Risk Factors” in Bite's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 11, 2024, the Proxy/Registration Statement and other documents filed, or to be filed, by Bite and/or New Above Food with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Bite or Above Food presently know or that Bite or Above Food currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Bite’s and Above Food’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Bite and Above Food anticipate that subsequent events and developments may cause Bite’s and Above Food’s assessments to change. However, while Bite and Above Food may elect to update these forward-looking statements at some point in the future, Bite and Above Food specifically disclaim any obligation to do so. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Accordingly, undue reliance should not be placed upon the forward-looking statements. Certain market data information in this Current Report on Form 8-K is based on the estimates of Above Food and Bite management. Above Food and Bite obtained the industry, market and competitive position data used throughout this Current Report on Form 8-K from internal estimates and research as well as from industry publications and research, surveys and studies conducted by third parties. Above Food and Bite believe their estimates to be accurate as of the date of this Current Report on Form 8-K. However, this information may prove to be inaccurate because of the method by which Above Food or Bite obtained some of the data for its estimates or because this information cannot always be verified due to the limits on the availability and reliability of raw data and the voluntary nature of the data gathering process.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Current Report on Form 8-K does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

No Assurances

There can be no assurance that the Proposed Transaction will be completed, nor can there be any assurance, if the Proposed Transaction is completed, that the potential benefits of combining the companies will be realized.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits:

Exhibit No.	Description
2.1	Amendment No. 1 to the Business Combination Agreement, dated as of March 12, 2024, by and among Bite, Above Food, TopCo and Merger Sub.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BITE Acquisition Corp.

By:	/s/ Alberto Ardura González
Name: Alberto Ardura González
Title: Chief Executive Officer and Chairman of the Board

Date: March 13, 2024